February 14, 2006

John P. Nolan

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Mail Stop 4561

Washington, DC 20549

Re:	Bank of America Corporation

Form 10-K for the fiscal year ended December 31, 2004

Filed March 1, 2005

File Number: 1-6523

Dear Mr. Nolan:

We have received and reviewed your letter dated February 3, 2006 addressed to Mr. Alvaro G. de Molina, Chief Financial Officer, Bank of America Corporation. The following are our responses to each of your comments and requests. For ease of reference, we have repeated the Staff’s comments. Our responses are intended to address the issues raised by the Staff. We are ready to assist the Staff in resolving any matter requiring further attention.

Form 10-K for the year ended December 31, 2004

Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Principles, page 90

1.	We note your response to our prior comment 2 from our comment letter dated November 28, 2005. We understand that, due to some different interpretations of paragraph 10 of FIN 39, there is currently diversity in practice as to whether companies offset receivables or obligations related to cash collateral against the net derivative positions in the balance sheet. It appears that you have changed from one alternative interpretation of FIN 39 to another. Therefore, we believe a preferability letter would be appropriate. Refer to ASR 177.

Please tell us the facts and circumstances (including the reasons for the change) which led to your decision to begin netting the cash collateral in the fourth quarter of 2004. Please also tell us the quantifiable impact that this change in policy had upon your capital requirements, key performance ratios and debt covenants, as applicable.

Response:	During 2004, we noted that at least one other large financial institution had netted cash collateral against its derivative positions on the balance sheet, as reflected in its 2003 Annual Report. We began to reconsider our accounting for the obligation to return or the right to reclaim cash collateral (hereafter referred to as “netting of the cash collateral”) against the fair value of the derivatives being collateralized at that time. We initiated discussions with internal legal counsel and internal counsel advised that the ISDA Master Agreement (Master Agreement) and the ISDA Credit Support Annex (CSA) used for our derivative transactions constitute a single agreement for the purpose of netting collateral held under a CSA against derivative exposures under the Master Agreement. We concluded based upon the enforceability of the contractual provisions of these contracts that the netting of cash collateral against the fair value of the derivatives was more appropriate and a better representation of our true financial position. We then discussed the proposed accounting with our external accountants. Based on the above, we began netting the cash collateral against the fair value of the derivatives in the fourth quarter of 2004. We reflected this change in presentation in our December 31, 2004 financial statements and reclassified prior year amounts to conform to the 2004 presentation. Given the nature of this change in presentation and the immateriality of the amounts involved, which were disclosed in Note 4 of the financial statements, we did not believe that a preferability letter from our independent accountants was required.

We note that SAB Topic 6G.2(b), which interprets ASR 177, states that a registrant who makes a material change in its method of accounting must, among other things, submit a preferability letter from its independent accountants. As stated above, we determined that the impact of the change in presentation was not material as it did not affect net income and had only an insignificant impact on the balance sheet and our regulatory capital ratios. For these reasons, we believe that a preferability letter is not required.

As a result of the change in presentation, total risk-weighted assets at December 31, 2004 declined by $6.0 billion due to the impact of netting the right to reclaim cash collateral placed against the derivative liabilities. As a result, the Corporation’s Tier 1 risk-based capital ratio increased from 8.04% to 8.10% at December 31, 2004, and the return on average assets improved from 1.33% to 1.35% for the year then ended. The ratio of total equity to total assets at December 31, 2004 increased from 8.85% to 8.97%. The change had no impact on net income or total equity, nor did it impact compliance with any debt covenants. As previously communicated to Mr. Don Walker in our letter dated December 20, 2005, the impact on the balance sheet was 0.8 percent and 1.0 percent of our total assets and 0.5 percent and 1.3 percent of our total liabilities and equity as of December 31, 2004 and 2003, respectively.

2.	We note your response to our prior comment 3 from our comment letter dated November 28, 2005. We understand that during 2004, in order to be consistent with evolving industry practice, you began to record previously unrecognized gains and losses on derivative contracts held for trading purposes into income using the straight line method of amortization over the contractual life of the derivative contract. We understand that EITF 02-3 did not specifically address the timing and appropriate methodology for recognizing such previously deferred gains and losses. Please tell us whether you believe the change to a straight line amortization method represented a change in accounting policy and if not, the reasons why not.

Response:	We believe that adoption of the straight line amortization method represented a refinement of our implementation of EITF 02-3 which, as acknowledged above, did not specifically address this issue. We therefore concluded that a preferability letter was not required.

3.	If you believe the change to a straight line amortization method represented a change in accounting policy, please tell us:

• Whether you obtained a preferability letter from your accountants regarding this change and if not, the reasons why; and

• The quantifiable impact that this change in policy had upon your capital requirements, key performance ratios, and debt covenants, to the extent applicable.

Response:	As noted above, we do not believe that adoption of the straight-line amortization method represented a change in accounting policy. However, had this been viewed as a change in accounting policy, we would have concluded that a preferability letter would not be required since the amount recognized in income during 2004 as a result of using the straight-line amortization method was not material. Net income after tax for the year ended December 31, 2004 increased by $29 million ($44 million on a pretax basis) or 0.2%. The impact on earnings per share was insignificant as an additional $29 million of after-tax income equates to approximately $.007 per share. Diluted earnings per share for the year ended December 31, 2004 was $3.69. The Corporation’s reported Tier 1 risk-based capital ratio at December 31, 2004 would not have changed if the straight-line amortization method had not been used. Additionally, the change had no effect on compliance with any debt covenants.

* * *

We believe the foregoing is responsive to the questions raised by the Staff. Further, we have reviewed the responses with our independent public accountants, PricewaterhouseCoopers LLP.

The adequacy and accuracy of the disclosure in the filings is the responsibility of Bank of America Corporation (the “Corporation”). The Corporation acknowledges to the Securities and Exchange Commission (the “Commission”) that Staff comments or changes in disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing. The Corporation also acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have further questions or require additional clarifying information please give me a call at 704.388.5521.

Sincerely,

/s/ Neil A. Cotty
Neil A. Cotty
Chief Accounting Officer

cc:	Timothy J. Mayopoulos

Executive Vice President

and General Counsel